UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Effectiveness of the Amended and Restated Memorandum and Articles of Association

As disclosed on the Company’s Report of Foreign Private Issuer on Form 6-K filed on September 30, 2020, the Company held its 2020 special general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved the Company’s amended and restated Memorandum and Articles of Association (“A&R M&A”) to increase the authorized share capital.

On October 14, 2020, Sertus Incorporations (Cayman) Limited, the Cayman filing agent of the Company filed the A&R M&A with the General Registry of the Cayman Islands, effective on September 30, 2020. As a result, the Company’s authorized share capital is US$500,000 divided into 300,000,000 shares of a par value of US$0.00166667 each, with an increase of an additional 270,000,000 shares of a par value of US$0.00166667 each.

The above description of the A&R M&A is a summary of the material terms thereof and is qualified in its entirety by the A&R M&A, a copy of which is attached hereto as Exhibit 10.1.

Closing of the Note Offering

As disclosed on the Company’s Report of Foreign Private Issuer on Form 6-K filed on September 7, 2020, the Company entered into certain securities purchase agreement (the “Note SPA”) with certain “non-U.S. Persons” (the “Investors”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell unsecured convertible promissory note in the aggregate principal amount of $50,000,000 (the “Note”).

On October 27, 2020, the transaction contemplated by the Note SPAs closed since all the closing conditions of the Note SPAs have been satisfied and the Company issued the Notes to the Investors pursuant to the Note SPAs dated September 7, 2020.

The issuance and sale of the Notes are exempted from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

Exhibits

10.1	Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Financial Officer

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